UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer: **PhunCoin, Inc.**

Legal status of issuer

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **Wyoming**

Date of organization: **June 1, 2018**

Physical address of issuer: **7800 Shoal Creek Boulevard, Suite 230-South, Austin, Texas 78757**

Website of issuer: **www.phunware.com**

Is there a co-issuer? ___yes _x_ no

Current number of employees: **0**


EXPLANATORY NOTE


On September 30, 2021, PhunCoin Inc. ("**PCI**") merged with and into Phunware, Inc. ("the "**Company**"), PCI's parent company. The Company, which is the surviving entity of the merger, is subject to filing requirements pursuant to Section 13(a) under the Exchange Act of 1934, as amended ("**Exchange Act**"), and in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)), the Company is filing this Form C-TR.




FORM C-TR

PHUNWARE, INC

(SUCCESSOR BY MERGER TO PHUNCOIN, INC.)


This Form C-TR (including the cover page and exhibits, if any, attached hereto, the "**Form C-TR**") is being furnished by Phunware, Inc., (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), as the successor by merger to PhunCoin, Inc., a former Wyoming corporation ("**PCI**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is no longer required to file an annual report pursuant to Regulation CF (§ 227.100 et seq.) and is instead filing this Form C-TR because it is entitled to terminate its reporting obligations in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) due to the fact that the Company is required to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Required filings of the Company. made pursuant to the Exchange Act may be found on the SEC's website at https://www.sec.gov.

THIS FORM C-TR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

You should rely only on the information contained in this Form C-TR. We have not authorized anyone to provide you with information different from that contained in this Form C-TR. **You should assume that the information contained in this Form C-TR is accurate only as of the date of this Form C-TR, regardless of the time of delivery of this Form C-TR.**

The date of this Form C-TR is May 2, 2022.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

(Issuer)	**PHUNWARE, INC. (f/k/a PHUNCOIN, INC.)**
(Signature)	By: /s/ Alan S. Knitowski
(Name)	Alan S. Knitowski
Title)	Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	By: /s/ Alan S. Knitowski
(Name)	Alan S. Knitowski
(Title)	Chief Executive Officer
(Date)	May 2, 2022